UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2021
Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Castor Maritime Inc. (the “Company”) on July 28, 2021, announcing the closing and drawdown of a $40.75 million senior term loan facility with a European bank, through four of its dry bulk vessel shipowning entities.

Excluding the commentary of Petros Panagiotidis, except to the extent relating to the number of securities sold pursuant to the Company’s At-The-Market offering program, the information contained in this report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-238990, 333-240262 and 333-254977) that were declared effective on September 23, 2020, September 23, 2020 and April 1, 2021, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.

Dated: July 28, 2021	By:	/s/ Petros Panagiotidis
Petros Panagiotidis Chairman, Chief Executive Officer and Chief Financial Officer